RULE 14F-1

REPORT OF CHANGE IN MAJORITY OF DIRECTORS

(Amendment No. 1)

INFORMATION PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

MAUI GENERAL STORE, INC.

21 West 39th Street, Suite 2A

New York, NY 10018

This report is furnished by the Board of Directors of Maui General Store, Inc., a New York corporation (“Maui General Store” or the “Company”), to the holders of its common stock, $.001 par value.

On June 6, 2008 Fu Qiang purchased 67,500,000 shares of the Registrant’s common stock from Richard Miller and Su Jianping purchased 22,500,000 shares of the Registrant’s common stock from Mr. Miller (the “Stock Sale”).  The 90,000,000 shares, representing 64.3% of the outstanding shares, were purchased for $593,406, which Messrs. Fu and Su paid in cash from their personal funds.  Prior to the purchase, Richard Miller was the sole officer and sole director of Maui General Store, Inc.

On the same date, in connection with the Stock Sale, Mr. Miller elected Fu Qiang to serve as a member of the Board of Directors and to serve as the Chief Executive Officer and Chief Financial Officer of Maui General Store.  Mr. Miller also submitted his own resignation from the Board of Directors, which will be effective ten days after this Report is mailed to the shareholders of record of Maui General Store.

This report is provided for information purposes only.  We are not soliciting proxies in connection with the matters described in this report.  You are not requested to respond to this report in any way.

This report will first be mailed to the shareholders of Maui General Store on or about June 10, 2008.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Upon completion of the Stock Sale from Mr. Miller to Mr. Fu and Mr. Su, there are 140,000,000 shares of Maui General Store common stock issued and outstanding, representing the only outstanding equity securities.  The holder of each share is entitled to one vote at any meeting of the shareholders or in connection with action of the shareholders by written consent.  The following table sets forth information known to us with respect to the beneficial ownership of our common stock as of the date of completion of the Stock Sale by the following:

•

each shareholder who beneficially owns more than 5% of our common stock (on a fully-diluted basis);

•

Fu Qiang, who is our Chief Executive Officer;

•

each of the members of our Board of Directors:and

•

all of our officers and directors as a group.

Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership (2)	Percentage of Class
Fu Qiang	67,500,000	48.2%
Richard Miller (2) P.O. Box 297 Hana, Maui, HI 96713	22,240,670	15.9%
All officers and directors as a group (2 persons)	89,740,670	64.1%
Su Jianping	22,500,000	16.1%

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(1)

Unless otherwise indicated, the address of the beneficial owner is c/o Maui General Store, Inc., 21 West 39th Street, Suite 2A, New York, NY 10018

(2)

Mr. Miller’s resignation from the Board of Directors will become effective ten days after this Report is mailed to the shareholders of record.

NEW MEMBER OF THE BOARD OF DIRECTORS

Upon the closing of the Stock Sale, the election to the Board of Fu Qiang became effective.  When the resignation of Richard Miller becomes effective, ten days after this Report is mailed to the shareholders of record, Fu Qiang will be the sole member of the Board of Directors.  Information regarding the new director follows:

Fu Qiang.  Mr. Fu has been employed since 2003 as the President of Heilongjiang Hairong Science & Technology Development Co., Ltd., which is located in the City of Harbin in The People’s Republic of China, and is engaged in the business of developing software and information technology networks.  In 1998 Fu Qiang earned a Bachelor’s Degree in Business Administration and in 1996 he earned a Bachelor’s Degree in Law from a university in China.  Mr. Fu is 32 years old.

Code of Ethics

Maui General Store does not have a code of ethics applicable to its management, due to the small number of individuals involved in management.

Nominating and Audit Committee

The Board of Directors does not have an audit committee or a nominating committee, due to the small size of the Board.  The Board also does not have an “audit committee financial expert.”

Shareholder Communications

The Board of Directors will not adopt a procedure for shareholders to send communications to the Board of Directors until it has reviewed the merits of several alternative procedures.

Executive Compensation

The table below sets forth the compensation (including salary, bonuses and other compensation) paid or accrued by Heilongjiang Hairong Science & Technology Development Co., Ltd for services rendered by Fu Qiang during each of the past three fiscal years.

Year	Compensation
2007	$ 19,246
2006	$ 17,497
2005	$ 13,459

Legal Proceedings

There is no litigation or other legal proceeding in which Fu Qiang, Su Jianping or Richard Miller is a party adverse to Maui General Store or has an interest adverse to Maui General Store.

PREVIOUS BOARD OF DIRECTORS

The following table lists certain information regarding the individual who was the sole officer and director of Maui General Store prior to the Stock Sale:

Name	Age	Position(s)	Director Since
Richard Miller	62	Director, Chief Executive Officer, Chief Financial Officer	2001

Richard H. Miller.  Mr. Miller became a director of the Company in February, 2001, after acquiring a majority of the outstanding shares of our common stock. From 1988 to 1999, Mr. Miller founded and served as president and chairman of Art Cards, Inc., a publicly traded company that owned the rights to the music and drawings of various contemporary artists for reproduction on greeting cards and other products. From 1979 to 1982 Mr. Miller founded and served as president and chairman of Electric Transportation Systems, Inc, a publicly traded company that specialized in the sales and distribution of electric cars. From 1968 to 1969, he was the sole proprietor of Open Hand Publishing Company, a Toronto-based music-publishing company. In 1974, Mr. Miller published the Whole Earth Catalogue for distribution in Canada, and from 1976 to 1980 Mr. Miller was a 50% owner of Mr. Freedom, a London clothing store where Mr. Miller oversaw the funding, construction, hiring of management, ordering of clothing, advertising and promotion of new stores. Mr. Miller also negotiated a license with Disney for Mr. Freedom to use Disney’s characters on Mr. Freedom’s clothing lines. Mr. Miller received a B.A. from SUNY Buffalo in 1968.

Board Meetings and Committees

The Board of Directors prior to the Stock Sale had no committees. During the fiscal year ended December 31, 2007, the Board of Directors held no meetings.

Executive Compensation and Compensation of Directors

Maui General Store has not paid compensation to Richard Miller for any of his services during the past three years.

Certain Relationships and Related Transactions

 During 2007 Mr. Miller contributed $10,000 in cash to the Company, and contributed $5,090 to the Company by paying expenses in that amount.  Mr. Miller also loaned, net of repayments, $4,000 to the Company during 2007.

June 9, 2008

By Order of the Board of Directors:

Fu Qiang, Chairman